  Exhibit 99.2

CORDOVACANN INVESTOR PRESENTATION NOW AVAILABLE
FOR ON-DEMAND VIEWING

TORONTO, ONTARIO, September 21, 2018 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that its September 12, 2018 presentation at www.VirtualInvestorConferences.com by the Company’s Chief Executive Officer, Mr. Taz Turner, is now available for on-demand viewing at https://tinyurl.com/0912prepr. The presentation will be available online for approximately 90 days. Additional shareholder materials will also be available for download from the “virtual trade booth” for the next three weeks.

To be added to the Company’s distribution list, please email cordova@kcsa.com with “Cordova” in the subject line.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Investor Contact:
Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
cordova@kcsa.com
(212) 896-1233

Media Contact:
Anne Donohoe
KCSA Strategic Communications
adonohoe@kcsa.com
(212) 896-1265